Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT PLAZA CENTERS HAS COMPLETED A PRIVATE ISSUANCE OF ADDITIONAL UNSECURED NON-CONVERTIBLE SERIES B NOTES

Tel-Aviv, Israel, January 26, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced that it’s subsidiary Plaza Centers N.V. (“Plaza” or the “Company”), a leading emerging markets property developer, announced that, following the public offering in Israel of unsecured non-convertible Series B Notes of Plaza (the “Series B Notes”), pursuant to Plaza's prospectus dated 3 February 2008, has agreed with Israeli Investors to issue approximately an additional NIS 273 million (approximately USD 73 million) in principal amount of Series B Notes (the “Additional Notes”) for an aggregate consideration of approximately NIS 292 million (approximately USD 78 million). The terms of the Additional Notes are identical to the terms of the Series B Notes issued to the public under Plaza's prospectus dated 3 February 2008 (the “Prospectus”).  For information regarding the terms of the Series B Notes, see Plaza's announcement dated 13 February 2008. The issuance of the Additional Notes is subject to the receipt of the approval of the Tel Aviv Stock Exchange for the listing of the Additional Notes for trade on the Tel Aviv Stock Exchange.

This announcement shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series B Notes.

About Elbit Imaging Ltd.
The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities - (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form  20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel:+972-3-6086024	Tel:+972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054